Ridgeway
Petroleum Corp.

02028808

RECEIVED
SEC MAIL PROCESSING SECTION
MAY 03 2002
WASH. D.C. 152

#82 - 1819

May 2, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our May 2, 2002 News Release.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sincerely,

Christiane Koeksal
Office Manager

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

Listed: TSX Venture Exchange
Symbol: RGW

Ridgeway Petroleum and Air Liquide to Develop Strategic Helium Agreement

CALGARY, May 2, 2002 – Walter Ruck, Chairman and President of Ridgeway Petroleum Corp. announced today, that the Company has entered into a letter of intent with Air Liquide America Corporation ("Air Liquide") to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium located in the St. Johns Anticline of eastern Arizona and western New Mexico.

Walter Ruck stated: "This signal outreach initiative from Air Liquide, one of the world's leading industrial gas corporations, is the culmination of Ridgeway's extensive review and discussions with a number of key players in the helium industry over the past two years. We have considered proposals from several major multi-national corporations with an eye to concluding a partnership arrangement this year that would serve as the instrumentality for advancing our strategic development plans regarding the company's helium and CO_2 assets. Now that this milestone decision has been reached, we are confident that the very best mutual arrangement will emerge for optimizing the value to all our stakeholders."

Mr. Benoit Pacreau, Director, Product Management, Air Liquide America Corporation, stated: "We are most pleased to be able to move forward with this agreement. The prospects for a mutually-beneficial arrangement and viable outcomes are exceptional. The singularly important holdings of helium within the Ridgeway portfolio, when developed, will provide a world-class resource for Air Liquide and our customers for many years to come."

The referenced letter of intent from Air Liquide is subject to the development and execution of a definitive agreement between Air Liquide and Ridgeway setting out the details of the transaction.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Air Liquide:
Air Liquide is a global provider of industrial and medical gases and related services. By staying at the vanguard of technological leadership, Air Liquide provides its customers all over the world with new products, services and solutions. Founded in 1902, Air Liquide has 130 subsidiaries in more than 65 countries and employs around 30,800 people. Sales in 2001 totaled 8,328 million euros, with revenue outside of France accounting for 77%. Air Liquide is listed on the Paris Stock Exchange and is a component of the CAC 40 and the EuroStoxx 50 indexes (Euroclear 12007).
For more information, contact Air Liquide America Corporation at 1-800-820-2522 or at www.airliquide.com

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped / uncommitted Helium and carbon dioxide (CO_2) in the world. CO_2 is critical to the enhanced oil recovery industry (EOR), while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Ridgeway Petroleum Corp.

NEWS RELEASE

Listed: TSX Venture Exchange
Symbol: RGW

Ridgeway Petroleum and Air Liquide to Develop Strategic Helium Agreement

CALGARY, May 2, 2002 – Walter Ruck, Chairman and President of Ridgeway Petroleum Corp. announced today, that the Company has entered into a letter of intent with Air Liquide America Corporation ("Air Liquide") to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium located in the St. Johns Anticline of eastern Arizona and western New Mexico.

Walter Ruck stated: "This signal outreach initiative from Air Liquide, one of the world's leading industrial gas corporations, is the culmination of Ridgeway's extensive review and discussions with a number of key players in the helium industry over the past two years. We have considered proposals from several major multi-national corporations with an eye to concluding a partnership arrangement this year that would serve as the instrumentality for advancing our strategic development plans regarding the company's helium and CO_2 assets. Now that this milestone decision has been reached, we are confident that the very best mutual arrangement will emerge for optimizing the value to all our stakeholders."

Mr. Benoit Pacreau, Director, Product Management, Air Liquide America Corporation, stated: "We are most pleased to be able to move forward with this agreement. The prospects for a mutually-beneficial arrangement and viable outcomes are exceptional. The singularly important holdings of helium within the Ridgeway portfolio, when developed, will provide a world-class resource for Air Liquide and our customers for many years to come."

The referenced letter of intent from Air Liquide is subject to the development and execution of a definitive agreement between Air Liquide and Ridgeway setting out the details of the transaction.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Air Liquide:
Air Liquide is a global provider of industrial and medical gases and related services. By staying at the vanguard of technological leadership, Air Liquide provides its customers all over the world with new products, services and solutions. Founded in 1902, Air Liquide has 130 subsidiaries in more than 65 countries and employs around 30,800 people. Sales in 2001 totaled 8,328 million euros, with revenue outside of France accounting for 77%. Air Liquide is listed on the Paris Stock Exchange and is a component of the CAC 40 and the EuroStoxx 50 indexes (Euroclear 12007).
For more information, contact Air Liquide America Corporation at 1-800-820-2522 or at www.airliquide.com

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped / uncommitted Helium and carbon dioxide (CO_2) in the world. CO_2 is critical to the enhanced oil recovery industry (EOR), while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.